Filed Pursuant to Rule 433

Registration Statement No. 333-271708

Pricing Term Sheet

BROWN & BROWN, INC.

Pricing Term Sheet

Issuer:	Brown & Brown, Inc.

Expected Ratings/Outlook*:	Baa3/BBB- (positive/stable)

Securities:	5.650% Senior Notes due 2034 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	June 4, 2024

Settlement Date**:	June 11, 2024 (T+5)

Maturity Date:	June 11, 2034

Principal Amount:	$600,000,000

Price to Public:	99.743% of Principal Amount

Net Proceeds to Issuer (before offering expenses):	$594,558,000

Spread to Treasury Benchmark:	+135 basis points

Treasury Benchmark:	4.375% due May 15, 2034

Treasury Yield:	4.334%

Re-Offer Yield:	5.684%

Coupon:	5.650%

Interest Payment Dates:	Semi-annually on June 11 and December 11 of each year, commencing December 11, 2024

Use of Proceeds:	To redeem the Issuer’s 4.2% senior notes due September 2024, and for general corporate purposes.

Optional Redemption:	Prior to March 11, 2034 (three months prior to the Maturity Date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed discounted to the redemption date (assuming the Notes being redeemed matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve

    30-day months) at the Treasury Rate (as defined under “Description of Notes - Optional Redemption”), plus 25 basis points less, (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the Notes being redeemed,

plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of Notes - Optional Redemption” in the preliminary prospectus supplement for more information.

CUSIP:	115236 AG6

ISIN:	US115236AG61

Joint Book-Running Managers:

BofA Securities, Inc.

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

Truist Securities, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

Co-Managers:	Citizens JMP Securities, LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

**

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

The Issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, BMO Capital Markets Corp. toll free at (866) 864-7760, J.P. Morgan Securities LLC collect at (212) 834-4533 or Truist Securities, Inc. toll-free at (800) 685-4786.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.